Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10899

OFFERING CIRCULAR SUPPLEMENT NO. 3

Date of Qualification of Original Offering Circular: November 5, 2018

Date of Qualification of Post-Qualification Amendment No. 4: January 14, 2020

October 2, 2020

AHP Servicing LLC

440 S. LaSalle Street

Suite 110

Chicago, Illinois 60605

(866) 247-8326

This document (the “Supplement”) supplements the Offering Circular of AHP Servicing LLC, (the “Company”) dated October 26, 2018, as amended on January 14, 2020 and supplemented on February 10, 2020 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide updated information that is not in the Offering Circular.

1.               The Company is extending the term of its offering of its Series A Preferred Stock from two (2) years to three (3) years, in accordance with C.F.R. Section 230.251(d)(3)(F). The section of the Offering Circular entitled “SALE AND DISTRIBUTION OF SECURITIES” is hereby revised to read as follows (all other portions of the Offering Circular, as amended and supplemented, shall remain the same):

SALE AND DISTRIBUTION OF SECURITIES

In the Offering, we are offering up to $50,000,000 of our Series A Preferred Stock.

The Offering began on November 5, 2018, when it was “qualified” by the SEC. It will end upon the earlier of (1) the date we have sold $50,000,000 of Series A Preferred Stock (i.e., all the securities we are offering), (2) the date three years after it began, or (3) the date we decide to end it.

Only the Company is selling securities in this Offering. None of our existing Stockholders is selling any securities.

There is no “minimum” in this Offering. Although we are trying to raise as much as $50,000,000, we will accept and deploy all the money we raise, no matter how little.

So far, we have raised $36,268,387.84 in the Offering.

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We are not using an underwriter or broker to sell the Series A Preferred Stock. Instead, we are selling Series A Preferred Stock only through our website, located at www.AHPServicing.com, which we refer to as the “Site.” We are not paying commissions to anybody for selling the Series A Preferred Stock.

We reserve the right to reject any subscription in whole or in part for any reason. If we reject your subscription, we will return all your money without interest or deduction.

We intend to advertise the Offering using the Site and through other means, including public advertisements and audio-visual materials, in each case only as we authorize. Although these materials will not contain information that conflicts with the information in this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Series A Preferred Stock, our advertising materials will not give a complete understanding of this Offering, the Company, or the Series A Preferred Stock and are not to be considered part of this Offering Circular. The Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Series A Preferred Stock.

For instructions how to invest, see the “How To Invest” section, starting immediately below.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended, or supplemented, before deciding whether to invest.

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